Exhibit (a)(5)

Solectron Announces Early Settlement Offer For 41.8 Million of its 7.25% Adjustable Conversion-Rate Equity Security Units

For Immediate Release: April 8, 2004

MILPITAS, Calif. — Solectron Corporation (NYSE: SLR) today announced that it has commenced an offer to exchange up to 41.8 million, or 95 percent, of its outstanding 7.25 percent Adjustable Conversion-Rate Equity Security Units (“Equity Security Units”). The purpose of the exchange is to effect the early settlement of the embedded purchase contracts and the early retirement of debentures that are currently pledged to secure the embedded purchase contract settlement on Nov. 15, 2004.

The Early Settlement Offer

In accordance with the terms and subject to the conditions of the early settlement offer, for each validly tendered and accepted Equity Security Unit, Solectron is offering to exchange:

•	2.5484 shares of its common stock, and

•	$1.97 in cash.

Fractional shares will not be issued in the early settlement offer and cash will be paid in lieu of fractional shares. The early settlement offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

The early settlement offer for the Equity Security Units is scheduled to expire at midnight New York City time (Eastern Daylight Time) on Wednesday, May 5, 2004. Tendered Equity Security Units may be withdrawn at any time prior to midnight on the expiration date.

As of April 8, 2004, 44,000,000 Equity Security Units were outstanding. Each unit consists of a contract to purchase, for $25, a certain number of shares of Solectron’s common stock on Nov. 15, 2004, and a debenture with a principal amount of $25, which is pledged for Solectron’s benefit to secure the holder’s obligations under the purchase contract.

Solectron will accept up to a maximum of 41,800,000 of the outstanding Equity Security Units under the early settlement offer. If more than 41,800,000 Equity Security Units are submitted under the early settlement offer, then the Equity Security Units will be settled on a prorated basis, disregarding fractions, according to the number of outstanding Equity Security Units tendered by each holder.

The completion of the early settlement offer is subject to conditions described in the early settlement offer documents, which include, among other conditions, the continued listing on the New York Stock Exchange of the Equity Security Units that remain outstanding after the early settlement offer (which may require proration of tendered Equity Security Units). Subject to applicable law, Solectron may waive certain other conditions applicable to the early settlement offer or extend, terminate or otherwise amend the early settlement offer.

The exchange agent for the early settlement offer is U.S. Bank National Association. The information agent for the early settlement offer is Georgeson Shareholder Communications Inc. Any questions regarding procedures for tendering the Equity Security Units or requests for additional copies of the confidential offering memorandum and related documents, which describe the early settlement offer in greater detail, should be directed to Georgeson Shareholder Communications Inc. at (212) 440-9800 (banks and brokers) or (800) 905-7166 (all others).

The company’s board of directors is not making any recommendation to holders of Equity Security Units as to whether or not they should tender any Equity Security Units pursuant to the early settlement.

A Schedule TO describing the early settlement offer has been filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any Equity Security Units or shares of Solectron’s common stock.

Analyst Contact:

Perry Hayes, Solectron Corporation, (408) 956-7543 (U.S.), perryhayes@ca.slr.com

Media Contact:

Kevin Whalen, Solectron Corporation, (408) 956-6854 (U.S.), kevinwhalen@ca.slr.com